

June 23, 2011

Via E-mail
Mr. Charles E. Peters, Jr.
Executive Vice President and Chief Financial Officer
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

> **Re: Red Hat, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2011**
> **Filed April 29, 2011**
> **File No. 001-33162**

Dear Mr. Peters:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended February 28, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   In light of the at times significantly different net income/loss margins among your geographic business units during the periods presented, please tell us what consideration you made to providing a discussion and analysis based off of your results of operations for each of your geographic business units. Refer to Item 303(a) of Regulation S-K and Section F.1 of SEC Release 33-6835.

Results of Operations

Years ended February 28, 2011 and February 28, 2010

Subscription revenue, page 49

2.   We note your disclosure that the increase in subscription revenue is primarily due to increases in volumes sold, including additional subscriptions attributable to geographic expansion, and continuing innovation, which attracts new customers and helps to drive renewals from existing customers. In the company's Q4 2011 earnings call management indicates that for the year, the company renewed 99 out of the top 100 subscriptions up for renewal, with an upsell of well over 120% of the prior-year value. On page 39 of the company's May 4, 2011 Analyst Day presentation the company indicates that growth drivers include free to pay subscriptions and upsell. On page 43 of that presentation we also note that investments for further growth includes continued focus on renewals and increased value of subscription. Please tell us the extent to which the company tracks metrics for renewals and upsell or subscription value and how such metrics are evaluated in assessing performance. If these metrics are not tracked in a meaningful manner, describe for us the basis for the company's assertion that the increase in subscription revenue is primarily due to increases in volume. Refer to Item 303(a) of Regulation S-K and Section III.B SEC Release 33-8350.

Consolidated Financial Statements

Note 15 – Legal Proceedings, page 93

3.   We note your disclosure on page 94 regarding the pending litigation related to the company's initial public offering that on April 2, 2009 there was a motion filed for preliminary approval of a settlement agreement to resolve the lawsuit, for which payments called for by the settlement agreement are to be paid by the defendant insurers. Please clarify for us the terms and status of the settlement agreement and the involvement of defendant insurers, including whether the insurers are specifically a party to the proposed settlement agreement. If the insurers are not a party to the preliminary settlement agreement, describe for us how you evaluated the accrual of a contingent liability related to this pending legal matter and your consideration of disclosure with respect to the extent to which you expect insurance recoveries and the uncertainties of such possible recoveries. Refer to paragraphs 50-3 through 50-5 of ASC 450-20-50 and ASC 450-30-25-1.

4.   As a related matter, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial) that is reasonably possible, or state that such an estimate cannot be made.

Please tell us how you your disclosures comply with paragraphs 50-3 through 50-5 of ASC 450-20-50 and SAB Topic 5Y.

5.   In your disclosure on page 94 regarding the Bedrock Computer Technologies LLC ("Bedrock") litigation you indicate that an adverse resolution of the counterclaims could have a material adverse effect on the company's business, financial position and results of operations. Similar to the previous comment, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial) that is reasonably possible, or state that such an estimate cannot be made. Please tell us how your disclosures comply with paragraphs 50-3 through 50-5 of ASC 450-20-50 and SAB Topic 5Y.

6.   When referring to the impact of pending legal matters on your business and financial statements you refer to the material adverse effect on your "business, financial position and results of operations." It is unclear whether you omitted the company's cash flows for a particular reason. Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof, and provide us with your proposed future disclosure.

Note 20 – Segment Reporting, page 99

7.   Please tell us how you considered disclosure of revenues by significant product (such as for Red Hat Enterprise Linux, JBoss Middleware Enterprise, and Red Hat Enterprise Virtualization). Refer to ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief